Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603



                                 August 3, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 936
       Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 3
                              File No. 333-182369
--------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to the comments that you raised in during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 936, filed on June 27, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 3 (the "Trust"). This letter serves to respond to your comments.

Security Selection - Security Selection Rules

      1. Initial Universe - The first sentence states: "[s]tart with an initial universe of securities which meet the following criteria .... " Please define the universe of securities from which securities will be chosen from to create the initial universe.

      Response: The disclosure has been revised to state: "Start with an initial universe of equity securities (common shares or depository receipts referencing common shares) traded on any public equity exchange in the world, and which also meet the following criteria as of the Security Selection Date:." In addition, the third bullet point has been deleted.

      2. Rank on Fundamentals - In the first sentence, please confirm that the sector designations are provided by FactSet and include it in the disclosure.

      Response: The following disclosure has been added after "sector": ", as provided by FactSet Industry Classification System,".

      3. Selection - In the fifth bullet, please define "market capitalization based weight amongst all emerging market countries" and provide the source of this information. In addition, in the second sentence, please clarify what weight is being used when it references a "9.0% weight amongst all emerging market countries."

     Response: The disclosure has been revised to state:

     o Any country with more than one security in the trust portfolio is limited to a portfolio weight that cannot exceed the lesser of +10% or 10 times its relative share of market capitalization amongst all emerging market countries (where "market capitalization" for each country is determined at the most recent year-end by the sum of equity market capitalization of each company domiciled in that country per FactSet. The equity market capitalization for each company is determined by the total outstanding common equity share count multiplied by the closing price in USD, with currency exchange rates provided by WM/Reuters when share price is non-U.S. dollar denominated). For example, if Country A has a 9.0% share of market capitalization amongst all emerging market countries, then the portfolio weight limit for securities from Country A would be 19%, which is the lesser of 19% and 90%. This would limit the portfolio to a maximum of five securities from Country A since each position is 3.33% weight. On the other hand, if Country B has a 0.7% share of market capitalization amongst all emerging market countries, then the portfolio weight limit for securities from Country B would be 7%, which is the lesser of 10.7% and 7%. This would limit the portfolio to a maximum of two securities from Country B since each position is 3.33% weight.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                          ----------------------
                                                                 Morrison Warren